Corporate Headquarters
Frank A. Ruperto
Chief Financial Officer and Senior Vice President,
Finance and Strategy

April 23, 2018

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Rayonier Advanced Materials Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-36285

Dear Mr. Cash:

Rayonier Advanced Materials Inc. (the “Company”) has received your comment letter dated April 13, 2018 relating to its annual report on Form 10-K for the fiscal year ended December 31, 2017. The Company is in the process of preparing its first quarter Form 10-Q, its first quarterly filing following the acquisition of Tembec Inc., and requests an extension for its response. The Company will provide its response to the letter by May 25, 2018.
Please do not hesitate to contact me at (904) 357-9817 with any questions or if additional information is needed.

Sincerely,

By:	/s/ FRANK A. RUPERTO
Frank A. Ruperto Chief Financial Officer and Senior Vice President, Finance and Strategy, Rayonier Advanced Materials Inc.

1